UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

          Under the Securities Exchange Act of 1934 (Amendment No. 2)*


                              Pharmion Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    71715B409
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Peter A. Nussbaum, Esq.
                           CR Intrinsic Investors, LLC
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000

                                 with a copy to:

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 5, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------                         -------------------
CUSIP NO.   7175B409                                         PAGE 2 OF 14 PAGES
------------------------------------                         -------------------


----------  --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Advisors, LLC
----------  --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                        (b) [X]

----------  --------------------------------------------------------------------
    3       SEC USE ONLY

----------  --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------  --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [ ]
----------  --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------  --------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                               -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               553,692
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               553,692
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            553,692
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)
                                                                        [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

------------------------------------                         -------------------
CUSIP NO.   7175B409                                         PAGE 3 OF 14 PAGES
------------------------------------                         -------------------


----------  --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Management, LLC
----------  --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                        (b) [X]

----------  --------------------------------------------------------------------
    3       SEC USE ONLY

----------  --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------  --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [ ]
----------  --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------  --------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                               -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               553,692
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               553,692
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            553,692
----------  --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)
                                                                        [ ]
----------  --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.5%
----------  --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------  --------------------------------------------------------------------

------------------------------------                         -------------------
CUSIP NO.   7175B409                                         PAGE 4 OF 14 PAGES
------------------------------------                         -------------------


----------  --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            CR Intrinsic Investors, LLC
----------  --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                        (b) [X]

----------  --------------------------------------------------------------------
    3       SEC USE ONLY

----------  --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------  --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [ ]
----------  --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------  --------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                               -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               2,555,476
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               2,555,476
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,555,476
----------  --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)
                                                                        [ ]
----------  --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.9%
----------  --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------  --------------------------------------------------------------------

------------------------------------                         -------------------
CUSIP NO.   7175B409                                         PAGE 5 OF 14 PAGES
------------------------------------                         -------------------


----------  --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            CR Intrinsic Investments, LLC
----------  --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                        (b) [X]

----------  --------------------------------------------------------------------
    3       SEC USE ONLY

----------  --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            WC, OO
----------  --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [ ]
----------  --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla, British West Indies
----------  --------------------------------------------------------------------
 NUMBER OF      (7)  SOLE VOTING POWER
                                               -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               2,555,476
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               2,555,476
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,555,476
----------  --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)
                                                                        [ ]
----------  --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.9%
----------  --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------  --------------------------------------------------------------------

------------------------------------                         -------------------
CUSIP NO.   7175B409                                         PAGE 6 OF 14 PAGES
------------------------------------                         -------------------


----------  --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Steven A. Cohen
----------  --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                        (b) [X]

----------  --------------------------------------------------------------------
    3       SEC USE ONLY

----------  --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------  --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [ ]
----------  --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
----------  --------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                               -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               3,109,168
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               3,109,168
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,109,168
----------  --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)
                                                                        [ ]
----------  --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.3%
----------  --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------  --------------------------------------------------------------------

     Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A amends the Schedule 13D filed with the Securities and Exchange Commission on December 26, 2007, as previously amended on January 15, 2008, and relates to the shares of common stock, par value $0.001 per share, of Pharmion Corporation, a Delaware corporation (the "Issuer").

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     The Reporting Persons expended an aggregate of approximately $193,583,165 of investment capital to purchase the 3,109,168 shares of Common Stock. Such transactions were effected in open market purchases and acquired in the ordinary course of business and are held by SAC Associates and CR Intrinsic Investments in commingled margin accounts maintained at Morgan Stanley & Co. and Goldman Sachs & Co., which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

ITEM 4.        PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by the addition of the following as the penultimate paragraph thereof:

     On February 5, 2008, SAC Capital Advisors sent a letter to the Issuer stating its position regarding the Issuer's proposed merger with Celgene Corporation ("Celgene"). SAC Capital Advisors noted that while it saw the merits of a potential merger with Celgene, it believes that the proposed merger consideration should be increased if shareholders are not given the opportunity to assess competitive data from the Phase III Dacogen EORTC study, or else the vote should be delayed to give shareholders that opportunity. A copy of the letter is attached hereto as Exhibit B.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As of the close of business on February 4, 2008, the Reporting Persons beneficially own an aggregate of 3,109,168 shares of Common Stock, representing approximately 8.3% of the shares of Common Stock outstanding. The percentages used herein are based upon the 37,250,223 shares of Common Stock reported to be outstanding as of November 6, 2007 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007.

     SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors and Mr. Cohen own directly no shares of Common Stock. Pursuant to investment management agreements, each of SAC Capital Advisors and SAC Capital

Management hold all investment and voting power with respect to securities held by SAC Associates. Pursuant to an investment management agreement, CR Intrinsic Investors holds all investment and voting power with respect to securities held by CR Intrinsic Investments. Mr. Cohen controls each of SAC Capital Advisors, SAC Capital Management and CR Intrinsic Investors. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of (i) SAC Capital Advisors, SAC Capital Management and Mr. Cohen may be deemed to own beneficially 553,692 shares of Common Stock (constituting approximately 1.5% of the shares of Common Stock outstanding) and (ii) CR Intrinsic Investors and Mr. Cohen may be deemed to own beneficially 2,555,476 shares of Common Stock (constituting approximately 6.9% of the shares of Common Stock outstanding).

     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

          (i) SAC Capital Advisors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 553,692 shares of Common Stock, constituting 1.5% of such class of securities;

         (ii) SAC Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 553,692 shares of Common Stock, constituting 1.5% of such class of securities;

        (iii) CR Intrinsic Investors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,555,476 shares of Common Stock, constituting approximately 6.9% of such class of securities;

         (iv) CR Intrinsic Investments has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,555,476 shares of Common Stock, constituting approximately 6.9% of such class of securities; and

          (v) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 3,109,168 shares of Common Stock, constituting approximately 8.3% of such class of securities.

     (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons since the most recent filing on Schedule 13D is set forth in Schedule A hereto and is incorporated herein by reference. Except as otherwise noted, all of such transactions were effected in open market purchases through various brokerage entities on the NASDAQ exchange.

     (d) No person other than SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by SAC Associates and CR Intrinsic Investments.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of Schedule 13D is hereby amended and restated in its entirety as follows:

        Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

        The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. In addition to the shares of Common Stock reported herein, as of the close of business on February 4, 2008 the Reporting Persons have long economic exposure to 755 shares through such contracts. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts. In addition, an affiliate of the Reporting Persons currently has a short position with respect to 6,231 shares of Common Stock.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

1.   Schedule A - Trading History

2.   Exhibit A  - Joint Filing Agreement (previously filed)

3.   Exhibit B  - Letter from SAC Capital Advisors to Issuer dated February 5,
                  2008

                                   SIGNATURES


     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2008
                                      S.A.C. CAPITAL ADVISORS, LLC

                                      By:  /s/ Peter Nussbaum
                                           -------------------------------------
                                           Name:  Peter Nussbaum
                                           Title: Authorized Person


                                      S.A.C. CAPITAL MANAGEMENT, LLC

                                      By:  /s/ Peter Nussbaum
                                           -------------------------------------
                                           Name:  Peter Nussbaum
                                           Title: Authorized Person


                                      CR INTRINSIC INVESTORS, LLC

                                      By:  /s/ Peter Nussbaum
                                           -------------------------------------
                                           Name:  Peter Nussbaum
                                           Title: Authorized Person


                                      CR INTRINSIC INVESTMENTS, LLC

                                      By:  /s/ Peter Nussbaum
                                           -------------------------------------
                                           Name:  Peter Nussbaum
                                           Title: Authorized Person


                                      STEVEN A. COHEN

                                      By:  /s/ Peter Nussbaum
                                           -------------------------------------
                                           Name:  Peter Nussbaum
                                           Title: Authorized Person

                                   SCHEDULE A


    Date                  Company Name              Amount       Price per Share

  1/14/2008     S.A.C. Capital Associates, LLC      (2900)              68.1
  1/14/2008     S.A.C. Capital Associates, LLC       (100)             68.11
  1/16/2008     S.A.C. Capital Associates, LLC       (117)              68.1
  1/16/2008     S.A.C. Capital Associates, LLC       (800)             68.11
  1/16/2008     S.A.C. Capital Associates, LLC      (4708)             68.12
  1/16/2008     S.A.C. Capital Associates, LLC       (100)            68.125
  1/16/2008     S.A.C. Capital Associates, LLC      (1290)             68.13
  1/16/2008     S.A.C. Capital Associates, LLC      (2502)            68.135
  1/16/2008     S.A.C. Capital Associates, LLC       (100)           68.1375
  1/16/2008     S.A.C. Capital Associates, LLC      (6500)             68.14
  1/16/2008     S.A.C. Capital Associates, LLC       (100)           68.1425
  1/16/2008     S.A.C. Capital Associates, LLC      (2900)             68.15
  1/16/2008     S.A.C. Capital Associates, LLC       (200)             68.16
  1/16/2008     S.A.C. Capital Associates, LLC       (100)             68.18
  1/16/2008     S.A.C. Capital Associates, LLC       (200)             68.19
  1/16/2008     S.A.C. Capital Associates, LLC      (3800)              68.2
  1/16/2008     S.A.C. Capital Associates, LLC      (2406)             68.21
  1/16/2008     S.A.C. Capital Associates, LLC       (200)           68.2101
  1/16/2008     S.A.C. Capital Associates, LLC         (6)            68.215
  1/16/2008     S.A.C. Capital Associates, LLC       (100)             68.22
  1/16/2008     S.A.C. Capital Associates, LLC       (900)             68.23
  1/16/2008     S.A.C. Capital Associates, LLC       (500)             68.24
  1/16/2008     S.A.C. Capital Associates, LLC       (194)            68.245
  1/16/2008     S.A.C. Capital Associates, LLC     (15745)             68.25
  1/16/2008     S.A.C. Capital Associates, LLC       (200)           68.2525
  1/16/2008     S.A.C. Capital Associates, LLC     (11944)             68.26
  1/16/2008     S.A.C. Capital Associates, LLC      (1294)           68.2601
  1/16/2008     S.A.C. Capital Associates, LLC       (100)           68.2675
  1/16/2008     S.A.C. Capital Associates, LLC      (4981)             68.27
  1/16/2008     S.A.C. Capital Associates, LLC       (300)           68.2701
  1/16/2008     S.A.C. Capital Associates, LLC       (100)            68.275
  1/16/2008     S.A.C. Capital Associates, LLC      (3160)             68.28
  1/16/2008     S.A.C. Capital Associates, LLC      (4115)             68.29
  1/16/2008     S.A.C. Capital Associates, LLC      (2700)              68.3
  1/16/2008     S.A.C. Capital Associates, LLC      (1290)             68.31
  1/16/2008     S.A.C. Capital Associates, LLC       (200)           68.3101
  1/16/2008     S.A.C. Capital Associates, LLC       (500)            68.315
  1/16/2008     S.A.C. Capital Associates, LLC      (1548)             68.32
  1/16/2008     S.A.C. Capital Associates, LLC       (500)             68.33
  1/16/2008     S.A.C. Capital Associates, LLC       (700)             68.34
  1/16/2008     S.A.C. Capital Associates, LLC       (900)            68.355
  1/16/2008     S.A.C. Capital Associates, LLC       (800)             68.36
  1/16/2008     S.A.C. Capital Associates, LLC        (41)           68.3601
  1/16/2008     S.A.C. Capital Associates, LLC      (2800)             68.37
  1/16/2008     S.A.C. Capital Associates, LLC       (200)            68.375
  1/16/2008     S.A.C. Capital Associates, LLC      (4100)             68.38
  1/16/2008     S.A.C. Capital Associates, LLC       (400)           68.3875
  1/16/2008     S.A.C. Capital Associates, LLC      (3759)             68.39
  1/16/2008     S.A.C. Capital Associates, LLC       (200)            68.395
  1/16/2008     S.A.C. Capital Associates, LLC      (1741)           68.3975
  1/16/2008     S.A.C. Capital Associates, LLC      (3300)              68.4
  1/16/2008     S.A.C. Capital Associates, LLC      (1359)             68.41
  1/17/2008     S.A.C. Capital Associates, LLC       (600)             68.38
  1/17/2008     S.A.C. Capital Associates, LLC       (900)            68.385
  1/17/2008     S.A.C. Capital Associates, LLC       (600)              68.4
  1/17/2008     S.A.C. Capital Associates, LLC       (172)             68.41
  1/17/2008     S.A.C. Capital Associates, LLC       (500)             68.75
  1/17/2008     S.A.C. Capital Associates, LLC       (319)           68.7501
  1/17/2008     S.A.C. Capital Associates, LLC       (300)            68.755
  1/17/2008     S.A.C. Capital Associates, LLC       (300)             68.76
  1/17/2008     S.A.C. Capital Associates, LLC       (100)           68.7688
  1/17/2008     S.A.C. Capital Associates, LLC       (800)             68.77
  1/17/2008     S.A.C. Capital Associates, LLC      (2700)            68.775
  1/17/2008     S.A.C. Capital Associates, LLC      (1099)             68.78
  1/17/2008     S.A.C. Capital Associates, LLC       (100)             68.79
  1/17/2008     S.A.C. Capital Associates, LLC       (300)            68.795
  1/17/2008     S.A.C. Capital Associates, LLC      (6210)              68.8
  1/18/2008     S.A.C. Capital Associates, LLC         300             67.93
  1/18/2008     S.A.C. Capital Associates, LLC         400             67.94
  1/18/2008     S.A.C. Capital Associates, LLC         100            67.955
  1/18/2008     S.A.C. Capital Associates, LLC         800             67.97
  1/18/2008     S.A.C. Capital Associates, LLC         700             67.98
  1/18/2008     S.A.C. Capital Associates, LLC         200            67.985
  1/18/2008     S.A.C. Capital Associates, LLC        4180             67.99
  1/18/2008     S.A.C. Capital Associates, LLC        8320                68
  1/22/2008     S.A.C. Capital Associates, LLC        1400             66.24
  1/22/2008     S.A.C. Capital Associates, LLC        2400             66.25
  1/22/2008     S.A.C. Capital Associates, LLC         300             66.26
  1/22/2008     S.A.C. Capital Associates, LLC         707             66.27
  1/22/2008     S.A.C. Capital Associates, LLC         965             66.28
  1/22/2008     S.A.C. Capital Associates, LLC        1900             66.29
  1/22/2008     S.A.C. Capital Associates, LLC        4928              66.3
  1/22/2008     S.A.C. Capital Associates, LLC         400             66.47
  1/22/2008     S.A.C. Capital Associates, LLC        1000             66.48
  1/22/2008     S.A.C. Capital Associates, LLC        1958             66.49
  1/22/2008     S.A.C. Capital Associates, LLC       11642              66.5
  1/22/2008     S.A.C. Capital Associates, LLC         100             66.65
  1/22/2008     S.A.C. Capital Associates, LLC         100             66.66
  1/22/2008     S.A.C. Capital Associates, LLC         100             66.67
  1/22/2008     S.A.C. Capital Associates, LLC         900             66.68
  1/22/2008     S.A.C. Capital Associates, LLC         900             66.69
  1/22/2008     S.A.C. Capital Associates, LLC        2400              66.7
  1/22/2008     S.A.C. Capital Associates, LLC         700             66.71
  1/22/2008     S.A.C. Capital Associates, LLC         300             66.74
  1/22/2008     S.A.C. Capital Associates, LLC        4500             66.75
  1/23/2008     CR Intrinsic Investments, LLC*     (25000)              65.8
  1/23/2008     CR Intrinsic Investments, LLC        51200             65.56
  1/23/2008     CR Intrinsic Investments, LLC         4100              65.6
  1/23/2008     CR Intrinsic Investments, LLC          100            65.605
  1/23/2008     CR Intrinsic Investments, LLC          100             65.62
  1/23/2008     CR Intrinsic Investments, LLC          200            65.665
  1/23/2008     CR Intrinsic Investments, LLC          100            65.685
  1/23/2008     CR Intrinsic Investments, LLC          100             65.69
  1/23/2008     CR Intrinsic Investments, LLC         1200              65.7
  1/23/2008     CR Intrinsic Investments, LLC          200             65.75
  1/23/2008     CR Intrinsic Investments, LLC          300             65.76
  1/23/2008     CR Intrinsic Investments, LLC          403             65.77
  1/23/2008     CR Intrinsic Investments, LLC         1200              65.8
  1/23/2008     CR Intrinsic Investments, LLC         1200             65.83
  1/23/2008     CR Intrinsic Investments, LLC          200             65.84
  1/23/2008     CR Intrinsic Investments, LLC         1668             65.85
  1/23/2008     CR Intrinsic Investments, LLC          500             65.86
  1/23/2008     CR Intrinsic Investments, LLC          100            65.862
  1/23/2008     CR Intrinsic Investments, LLC          200             65.87
  1/23/2008     CR Intrinsic Investments, LLC          100             65.89
  1/23/2008     CR Intrinsic Investments, LLC          200             65.91
  1/23/2008     CR Intrinsic Investments, LLC          100             65.93
  1/23/2008     CR Intrinsic Investments, LLC          400             65.94
  1/23/2008     CR Intrinsic Investments, LLC          100             65.97
  1/23/2008     CR Intrinsic Investments, LLC        49705                66
  1/23/2008     S.A.C. Capital Associates, LLC*      25000              65.8
  1/23/2008     S.A.C. Capital Associates, LLC          70             65.58
  1/23/2008     S.A.C. Capital Associates, LLC         700              65.6
  1/23/2008     S.A.C. Capital Associates, LLC         700             65.62
  1/23/2008     S.A.C. Capital Associates, LLC         102             65.66
  1/23/2008     S.A.C. Capital Associates, LLC        1400             65.67
  1/23/2008     S.A.C. Capital Associates, LLC         100             65.68
  1/23/2008     S.A.C. Capital Associates, LLC        3562             65.69
  1/23/2008     S.A.C. Capital Associates, LLC        1436              65.7
  1/23/2008     S.A.C. Capital Associates, LLC         200             65.71
  1/23/2008     S.A.C. Capital Associates, LLC        1100             65.72
  1/23/2008     S.A.C. Capital Associates, LLC         100             65.74
  1/23/2008     S.A.C. Capital Associates, LLC        2930             65.75
  1/24/2008     CR Intrinsic Investments, LLC          200            66.145
  1/24/2008     CR Intrinsic Investments, LLC          100            66.155
  1/24/2008     CR Intrinsic Investments, LLC          200             66.17
  1/24/2008     CR Intrinsic Investments, LLC          100             66.18
  1/24/2008     CR Intrinsic Investments, LLC         3200             66.23
  1/24/2008     CR Intrinsic Investments, LLC          100            66.255
  1/24/2008     CR Intrinsic Investments, LLC         3900             66.26
  1/24/2008     CR Intrinsic Investments, LLC          400             66.27
  1/24/2008     CR Intrinsic Investments, LLC         1100             66.29
  1/24/2008     CR Intrinsic Investments, LLC          400            66.295
  1/24/2008     CR Intrinsic Investments, LLC        33806              66.3
  1/24/2008     CR Intrinsic Investments, LLC         2700             66.31
  1/24/2008     CR Intrinsic Investments, LLC          100             66.32
  1/24/2008     CR Intrinsic Investments, LLC         1053             66.37
  1/24/2008     CR Intrinsic Investments, LLC        10694              66.5
  1/24/2008     CR Intrinsic Investments, LLC        26700           66.5073
  1/24/2008     CR Intrinsic Investments, LLC          100            66.565
  1/24/2008     CR Intrinsic Investments, LLC         1300             66.57
  1/24/2008     CR Intrinsic Investments, LLC          200             66.58
  1/24/2008     CR Intrinsic Investments, LLC           47             66.59
  1/24/2008     CR Intrinsic Investments, LLC         5299              66.6
  1/24/2008     CR Intrinsic Investments, LLC          100             66.63
  1/24/2008     CR Intrinsic Investments, LLC            1              67.6
  1/25/2008     S.A.C. Capital Associates, LLC         100             66.24
  1/25/2008     S.A.C. Capital Associates, LLC        1000             66.25
  1/31/2008     S.A.C. Capital Associates, LLC     (19800)                68
  1/31/2008     S.A.C. Capital Associates, LLC      (4600)             68.01
  1/31/2008     S.A.C. Capital Associates, LLC       (800)             68.02
  1/31/2008     S.A.C. Capital Associates, LLC       (300)             68.03
  1/31/2008     S.A.C. Capital Associates, LLC       (600)             68.06
  1/31/2008     S.A.C. Capital Associates, LLC     (37910)              68.5
  1/31/2008     S.A.C. Capital Associates, LLC      (5500)             68.51
  1/31/2008     S.A.C. Capital Associates, LLC       (100)            68.515
  1/31/2008     S.A.C. Capital Associates, LLC      (2800)             68.52
  1/31/2008     S.A.C. Capital Associates, LLC       (700)             68.53
  1/31/2008     S.A.C. Capital Associates, LLC      (2490)             68.54
  1/31/2008     S.A.C. Capital Associates, LLC       (500)              68.6
   2/1/2008     S.A.C. Capital Associates, LLC      (1600)             69.95
   2/1/2008     S.A.C. Capital Associates, LLC       (800)             69.96
   2/1/2008     S.A.C. Capital Associates, LLC       (208)             69.97
   2/1/2008     S.A.C. Capital Associates, LLC       (300)             69.98
   2/1/2008     S.A.C. Capital Associates, LLC      (1200)             69.99
   2/1/2008     S.A.C. Capital Associates, LLC       (100)            69.995
   2/1/2008     S.A.C. Capital Associates, LLC     (27432)                70
   2/1/2008     S.A.C. Capital Associates, LLC      (7600)             70.01
   2/1/2008     S.A.C. Capital Associates, LLC      (1400)             70.02
   2/1/2008     S.A.C. Capital Associates, LLC      (1900)             70.04
   2/1/2008     S.A.C. Capital Associates, LLC      (3768)             70.05

* Denotes internal portfolio reallocation